UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Exact name of registrant as specified in its charter)

Registered Office: 84, Grand Rue L-1660 Luxembourg Registered Number: RCS Luxembourg B 32501 (352) 47 38 85
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B shares without par value, traded in the form of American Depositary Receipts evidencing American Depositary Shares, each representing two Class B shares
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-6(c)	□
Rule 12h-6(b)	□	Rule 12h-6(h)	□

In this Form 15F, the term the “Company” or “Quinsa” refers to Quilmes Industrial (Quinsa), Société Anonyme.

In this Form 15F, the term “Class B shares” refers to Class B shares without par value of the Company, and the term “ADSs” refers to American depositary shares each representing two Class B shares and evidenced by American depositary receipts (“ADRs”).

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on March 28, 1996 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

Quinsa has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Quinsa has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) pursuant to the Registration Statement on Form F-1 (Registration No. 333-2032), filed with the Securities and Exchange Commission on March 8, 1996, relating to the registration of non-voting preferred shares, without par value.

Quinsa does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

The Company’s share capital consists of two classes of shares: Class A shares and Class B shares.  Currently, the primary trading market for the Class A shares and Class B shares is the Luxembourg Stock Exchange in Luxembourg.  The Company’s Class A shares were initially listed on the Luxembourg Stock Exchange on July 19, 1991 and have been exclusively listed on that exchange since that time.  The Company’s Class B shares were initially listed on the Luxembourg Stock Exchange on March 28, 1996 and on the NYSE on March 28, 1996.   The Company has maintained the Luxembourg listing of its Class B shares since that time and the Company maintained the NYSE listing of its Class B shares until March 3, 2008, as described below.

Prior to February 14, 2008, the primary trading market for Quinsa’s Class B shares was the NYSE where such shares were traded in the form of ADRs evidencing ADSs.  The ADSs were initially listed on the NYSE on March 28, 1996.  The Bank of New York was the Company’s depositary (the “Depositary”) issuing ADRs.  On February 12, 2008, AmBev completed its tender offer for Quinsa’s Class A shares and Class B shares (including Class B shares held as ADSs), significantly decreasing the number of Quinsa shares actively traded on both the Luxembourg Stock Exchange and the NYSE.  On February 14, 2008, the NYSE suspended trading of Quinsa’s ADSs and applied for delisting of Quinsa’s

ADSs from the NYSE pursuant to Form 25 filed with the SEC on February 22, 2008.  The delisting became effective on March 3, 2008.  Thereafter, the Company notified the Depositary of its intention to terminate its ADS facility, and on March 19, 2008 the Depositary issued a notice of such termination to all holders of Quinsa ADSs.  The termination of Quinsa’s ADS facility was effective on May 18, 2008 and the remaining Class B shares held under the Deposit Agreement between Quinsa and the Depositary as of June 17, 2008 were sold by the Depositary to Dunvegan S.A., an affiliate of Companhia de Bebidas das Americas – AmBev (“AmBev”), on June 23, 2008.

Since February 14, 2008, the date that Quinsa’s Class B shares were suspended from trading on the NYSE, the primary trading market for Quinsa’s Class B shares has been the Luxembourg Stock Exchange.

The percentage of trading in the Class B shares that occurred on the Luxembourg Stock Exchange from February 15, 2007 to February 14, 2008 was 3.8%, with all other trading in Class B shares during such period occurring on the NYSE in the form of ADRs.  Since February 14, 2008, 100% of trading in Quinsa’s Class B shares has occurred on the Luxembourg Stock Exchange.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of June 23, 2008, there were 21 record holders of the Company’s Class B shares who are United States residents.

To determine whether the Company met the requirements of Rule 12h-6 regarding the number of record holders of the Company’s Class B shares who are United States residents, the Company relied in good faith upon the assistance of an independent information services provider, The Altman Group, Inc.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Pursuant to Rule 12h-6(h), the Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release issued on June 25, 2008.  On this date, such notice was posted on Quinsa’s website (www.quinsa.com) and submitted on Form 6-K to the SEC.  In addition, the Company had previously disclosed in its Schedule 13E-3 filed with the SEC on January 14, 2008, and in subsequent amendments thereto, that AmBev, which holds a greater than 99% interest in Quinsa, had plans for Quinsa to terminate the registration under the Exchange Act of Quinsa’s Class B shares as and when permitted by applicable law and regulation.  Such Schedule 13E-3 was disseminated to all Quinsa shareholders by mail in January 2008.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.quinsa.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Quilmes Industrial (Quinsa), Société Anonyme has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Quilmes Industrial (Quinsa), Société Anonyme certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
By:	/s/ Miguel Gomez Eiriz
	Name:	Miguel Gomez Eiriz
	Title:	Chief Financial Officer

Date:    June 25, 2008